SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 10)

WYNN RESORTS, LIMITED
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

983134 10 7
(CUSIP Number)

Kim Sinatra	Brett J. Rodda
Senior Vice President and General Counsel	Munger, Tolles & Olson LLP
Wynn Resorts, Limited	355 South Grand Avenue
3131 Las Vegas Boulevard South	35th Floor
Las Vegas, Nevada 89109	Los Angeles, California 90071
(702) 770-2112	(213) 683-9100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 20, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 983134 10 7

1.	Names of Reporting Persons. Stephen A. Wynn

2.	Check the Appropriate Box if a Member of a Group (see Instructions)
(A) [ X ]
(B) [ ]

3.	SEC Use Only

4.	Source of Funds (see Instructions)
N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]

6.	Citizenship or Place of Organization
United States of America

Number of Shares	7.	Sole Voting Power
Beneficially		0
Owned by Each
Reporting Person	8.	Shared Voting Power
With		19,615,600 *

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
19,615,600 *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
19,615,600

12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]

13.	Percent of Class Represented by Amount in Row 11
19.3% *

14.	Type Of Reporting Person (See Instructions)
IN

*

Includes 10,076,523 shares (the “SAW Shares”) held by Stephen A. Wynn (“Mr. Wynn”) and 9,539,077 shares (the “EW Shares”) held by Elaine P. Wynn (“Ms. Wynn” and, together with Mr. Wynn, the “Reporting Persons”). The EW Shares were previously held as community property by Mr. Wynn and Ms. Wynn and they were transferred to Ms. Wynn pursuant to a divorce settlement on January 6, 2010. The EW Shares may be deemed to be beneficially owned by Mr. Wynn under the amended and restated stockholders agreement, dated as of January 6, 2010, among Mr. Wynn, Ms. Wynn and Aruze USA, Inc. (“Aruze USA”) (the “Amended and Restated Stockholders Agreement”). Mr. Wynn disclaims beneficial ownership of the EW Shares.

CUSIP NO. 983134 10 7

1.	Names of Reporting Persons. Elaine P. Wynn

2.	Check the Appropriate Box if a Member of a Group (see Instructions)
(A) [ X ]
(B) [ ]

3.	SEC Use Only

4.	Source of Funds (see Instructions)
N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]

6.	Citizenship or Place of Organization
United States of America

Number of Shares	7.	Sole Voting Power
Beneficially		0
Owned by Each
Reporting Person	8.	Shared Voting Power
With		19,615,600 *

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
19,615,600 *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
19,615,600

12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]

13.	Percent of Class Represented by Amount in Row 11
19.3% *

14.	Type Of Reporting Person (See Instructions)
IN

*

Includes the EW Shares and the SAW Shares held by Mr. Wynn that may be deemed to be beneficially owned by Ms. Wynn under the Amended and Restated Stockholders Agreement. Ms. Wynn disclaims beneficial ownership of the SAW Shares.

This Amendment No. 10 hereby amends and supplements the Schedule 13D filed by Mr. Wynn with the Securities and Exchange Commission (the “Commission”) on November 13, 2002 (the “Original Schedule 13D”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on April 21, 2003 (“Amendment No. 1”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on September 22, 2003 (“Amendment No. 2”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on November 13, 2006 (“Amendment No. 3”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on August 3, 2009 (“Amendment No. 4”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on August 18, 2009 (“Amendment No. 5”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on January 6, 2010 (“Amendment No. 6”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on December 3, 2010 (“Amendment No. 7”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on December 20, 2010 (“Amendment No. 8”) and as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on March 5, 2012 (“Amendment No. 9” and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D, as previously amended, is hereby supplemented with the following information:

On March 20, 2015, Elaine P. Wynn filed a definitive proxy statement on Schedule 14A with the Commission to solicit proxies for use at the Company’s 2015 Annual Meeting of Stockholders, to be held on April 24, 2015. She intends to use such proxies to vote in favor of her re-election to the Board of Directors, and for the election of the Company’s nominee other than John J. Hagenbuch.

Nothing contained in this Schedule 13D shall be construed as a waiver or an admission by any Reporting Person with respect to any right, claim or agreement, nor shall the contents of, execution of or filing of the Schedule 13D be used as, or be deemed to be, evidence of any such waiver or admission in any manner, including in any future proceeding relating to any such right, claim or agreement.

Item 5. Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D, as previously amended, is hereby supplemented with the following information:

(a) See items 11 and 13 on the cover pages to this Schedule 13D for the aggregate number of shares and the percentage of the Company’s Common Stock owned by the Reporting Persons. All percentages in this Amendment No. 10 assume there to be 101,524,590 shares of Common Stock outstanding, as reported in the Company’s definitive proxy statement on Schedule 14A, filed with the Commission on March 16, 2015.

(b) See items 7 through 10 on the cover pages to this Schedule 13D.

1

(c) The following table sets forth the transactions in the Common Stock effected by the Reporting Persons within sixty (60) days preceding the date hereof:

Date	Party	Type of Transaction	Type of Security	Number of Shares	Price Per Share
1/26/15	Ms. Wynn	Gift	Common Stock	69,257	$0.00

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2015

STEPHEN A. WYNN

/s/ Stephen A. Wynn
Stephen A. Wynn

ELAINE P. WYNN

/s/ Elaine P. Wynn
Elaine P. Wynn

EXHIBIT INDEX

Exhibit	Description
12

Joint Filing Agreement, dated April 21, 2003, between Stephen A. Wynn and Elaine P. Wynn (previously filed as Exhibit (g) to the Schedule 13D/A of Stephen A. Wynn and Elaine P. Wynn, Commission File No. 005-78590, filed on April 21, 2003 and incorporated herein by reference).

2